SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act 1934

Report on Form 6-K dated June 15, 2012

British Telecommunications plc

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(Translation of registrant's name into English)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Below is a press release made by our parent, BT Group plc, on 13 June 2012:

June 13, 2012

BT GROUP PLC

BT wins live Premier League rights

Following today's announcement by the Premier League, we are pleased to confirm that BT has been awarded the A and G packages of live rights for the 2013/14 to 2015/16 Premier League seasons.

Our rights include 18 first picks, around half of those available, which means that for the first time consumers have a real choice of provider when it comes to watching the best games. We have secured access to 38 live games, including the opening game of the season, which represents a quarter of the 154 matches to be shown each season.

We will launch a new football-focused channel to carry the games. It will offer new interactive features when supplied over BT's fibre network and we will look to distribute it on other platforms. Full details and pricing will be published in due course.

Ian Livingston, Chief Executive, said: "We are pleased to have won these rights and to have secured around half of the best games on offer each season. We look forward to offering football fans real value and great quality using the latest technology.

"BT is already investing £2.5bn in fibre broadband. Securing Premier League rights fits naturally with this, as consumers increasingly want to buy their broadband and entertainment services from a single provider."

Financial details

The rights will cost £246m per season. A deposit of around £22m is payable this month followed by six instalments of around £120m starting in August 2013 and continuing in the months of January and August until January 2016.

Our outlook for 2012/13 remains unchanged.

We expect this investment to reduce EBITDA1by around £100m and normalised free cash flow2by around £200m in 2013/14, partly reflecting the timing of the rights payments. This will improve in the following years.

In 2014/15 we expect normalised free cash flow2 of around £2.5bn for the group.

As a result of our confidence in our ability to generate strong cash flow, our dividend policy and share buyback programme remain unchanged.

A conference call for analysts and investors will be held at 18:00 (UK time) today.

Dial in details: UK Freefone - 0800 077 8492; UK - 0844 335 0351; International - +44 844 335 0351
Passcode: BT June

Replay: UK Freefone - 0800 032 9687; UK/International - +44 (0)207 136 9233
Passcode: 61860650
(Replay available from 20:00 tonight)

Premier League packages awarded

Package	Number of matches	Kick-off times
A	26	Saturday 12:45
G	12	10 matches midweek evenings and Bank Holidays, 2 matches Saturday 12:45

1Before specific items
2Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments

Enquiries

Press office:
Ross Cook Tel: 020 7356 5369

Investor relations:
Catherine Nash Tel: 020 7356 4909

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

In the year ended 31 March 2012, BT Group's revenue was £18,897m with profit before taxation of £2,445m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Forward-looking statements - caution advised
Certain statements in this press release are forward-looking, and made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: outlook, including EBITDA and normalised free cash flow; BT's investment in Premier League live rights; BT's ability to make the new channel available over BT's fibre network and to other platforms, and offer value; and cash flow generation, dividend policy and share buyback programme.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT's operating areas, including competition from others; selection by BT of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, and demand for bundled services, not being realised; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; the timing of entry and profitability of BT in certain communications markets; significant changes in market shares for BT and its principal products and services; the underlying assumptions and estimates made in respect of major customer contracts proving unreliable; the aims of the BT Global Services restructuring programme not being achieved; and general financial market conditions affecting BT's performance and ability to raise finance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British Telecommunications plc

By:	/s/ Glyn Parry
Name:	Glyn Parry
Title:	Director

Date: June 15, 2012